UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	000-29860
SKYEPHARMA PLC – NASDAQ

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

105 Piccadilly, London W1J 7NJ, United Kingdom
+44 207 491 1777

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Ordinary Shares of 10 pence each (“Ordinary Shares”)
American Depositary Shares each representing the right to receive ten (10) Ordinary Shares

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

17CFR240.12d2-2(a)(1)

17CFR240.12d2-2(a)(2)

17CFR240.12d2-2(a)(3)

17CFR240.12d2-2(a)(4)

Pursuant to 17CFR240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.[1]

Pursuant to 17CFR240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17CFR240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, SkyePharma PLC certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

May 14, 2007	By /s/ John Murphy	General Counsel and Company Secretary
Date	Name	Title

_________________
1       Form 25 and attached Notice will be considered compliance with the provisions of 17CFR240.19d-1 as applicable. See General Instructions.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.